

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via E-mail
Thomas Mitchell
Chief Financial Officer
Midstates Petroleum Company, Inc.
4400 Post Oak Parkway, Suite 1900
Houston, Texas 77027

> **Re: Midstates Petroleum Company, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 1, 2012**
> **File No. 333-177966**

Dear Mr. Mitchell:

We have reviewed your amended registration statement, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We remind you of comments 3, 4, 5, 7, 8, 9 and 19 in our letter dated December 9, 2011.

Certain Relationships and Related Party Transactions, page 119

Historical Transactions with First Reserve and Our Executive Officers, page 119

2. You reference an amended and restated limited liability company agreement here and on page 58. We also note that your exhibit index omits such agreement. Please clarify whether this agreement is part of the reorganization agreement and revise your disclosures accordingly.

Financial Statements

Consolidated Statement of Members' Equity, page F-5

3. Please clarify for us why the "Members' contribution" during 2009 of $55,080 is not
    similarly reflected in the Consolidated Statements of Cash Flows on page F-6 and
    whether such amount has any relation to the $58,080 titled "Cash received for units" on
    page F-6. As part of your response, please also address the difference between the
    "Preferred equity units issued" of $36,180 during 2010 on page F-5 and the "Cash
    received for units" of $38,350 on page F-6. Please add any clarifying disclosure
    necessary to explain these variances.

Notes to Consolidated Financial Statements

Note 7. Members' Equity and Share-Based Compensation, page F-18

Share-Based Compensation, page F-19

4. We note your statement that the "Company increased members' equity by $22.4 million,
    which represented the estimated fair value of the awards as of December 5, 2011, and
    decreased other long-term liabilities by the same amount to account for the change to
    equity accounting." Please reconcile the amount disclosed here with that presented in
    your Statement of Members' Equity on page F-5 of $19,723. Please add any clarifying
    disclosure necessary to explain this variance.

Note 12. Supplemental Oil and Gas Disclosures – unaudited, page F-24

5. Please make editorial corrections for that part of the footnote title that reads as follows:
    "(subject to updates where yellow highlights)."

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or in her absence, Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Matthew R. Pacey
        Vinson & Elkins L.L.P.